UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-30347

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For	Period Ended: December 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Curis, Inc.

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 61 Moulton Street

City, state and zip code: Cambridge, MA 02138

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2006, the Audit Committee of the Board of Directors of Curis, Inc. (“Curis” or the “Company”) determined, following a routine review by the SEC of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005, that Curis will restate its financial results for 2003, 2004 and for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

The restatement primarily relates to the Company’s revenue recognition accounting for $7,509,000 in license and maintenance fee payments paid by Genentech as part of the June 2003 Hedgehog antagonist collaboration between the parties. From fiscal year 2003 through the third quarter of 2005, the Company had recognized $2,239,000 in license fee revenue related to these payments. Following discussions with the SEC, Curis has determined it should not have recognized any of this revenue. Instead, Curis will defer the $7,509,000 in license and maintenance fee payments and recognize it only when the Company can reasonably estimate when its contractual steering committee obligations will cease or after it no longer has contractual steering committee obligations under this agreement with Genentech. The contractual term of the Company’s steering committee obligations extends for as long as Hedgehog antagonist products subject to this collaboration are being developed or commercialized by either of the parties. Accordingly, the contractual term of the Company’s steering committee obligations is indefinite and the Company expects that it will not record any revenue related to these payments for at least several years.

The Company had been recognizing revenue in connection with the $7,509,000 in payments over an eight-year period based on the Company’s estimate that its participation on the steering committees would become inconsequential after the first product was approved in each of the two programs covered under this collaboration, and would therefore no longer represent a performance obligation.

During this same period from fiscal year 2003 through the third quarter of 2005, the Company recorded $345,000 as research and development expenses for the amortization of $410,000 in license fees that were payable by the Company to university licensors as a result of the June 2003 Genentech collaboration. The Company has determined that it should not have amortized this expense, but instead should have recognized the $410,000 immediately as expense in June 2003.

In connection with the restatement, the Company will also correct other previously identified immaterial errors which had previously been corrected through a cumulative adjustment to the financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The restatement will allocate the adjustment among the correct periods. The Company expects that the effect to previously recorded license fee revenues, research and development expenses, and net income (loss) of the restatement, which is not yet complete and is subject to audit or review by the Company’s independent registered public accountants, PricewaterhouseCoopers LLP, will be as follows:

	(Unaudited)
	Nine Months Ended September 30, 2005
		Year-ended December 31,
		2004	2003
Decrease to license fee revenues	$(340,000)	$(1,229,000)	$(670,000)
(Decrease)/increase to research and development expense	(238,000)	(84,000)	387,000

Increase to net loss	(102,000)	(1,145,000)	(1,057,000)
Previously reported net loss before adjustments	(13,419,000)	(13,904,000)	(11,623,000)
Percent variation from previously reported loss before adjustments	0.8%	8.2%	9.1%

	(Unaudited)
	Quarter Ended

	March 31, 2005	June 30, 2005	September 30, 2005
(Decrease)/increase to license fee revenues	$(273,000)	$(273,000)	$206,000
Decrease to research and development expense	(12,000)	(97,000)	(129,000)

(Increase)/decrease to net loss	(261,000)	(176,000)	335,000
Previously reported net loss before adjustments	(5,113,000)	(4,675,000)	(3,631,000)
Percent variation from previously reported loss before adjustments	5.1%	3.8%	(9.2%)

	(Unaudited)
	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Decrease to license fee revenues	$(310,000)	$(310,000)	$(311,000)	$(298,000)
(Decrease)/increase to research and development expense	(11,000)	(93,000)	36,000	(16,000)

Increase to net loss	(299,000)	(217,000)	(347,000)	(282,000)
Previously reported net loss before adjustments	(4,038,000)	(4,301,000)	(3,906,000)	(1,659,000)
Percent variation from previously reported loss before adjustments	7.4%	5.0%	8.9%	17.0%

	(Unaudited)
	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Decrease to license fee revenues	N/A	$(13,000)	$(346,000)	$(310,000)
(Decrease)/increase to research and development expense	N/A	409,000	(12,000)	(10,000)

Increase to net loss	N/A	(422,000)	(334,000)	(300,000)
Previously reported net loss before adjustments	N/A	(5,039,000)	4,550,000	(6,936,000)
Percent variation from previously reported loss before adjustments	N/A	8.4%	(7.3%)	4.3%

The Company expects that, as an effect of the restatement, previously recorded deferred revenues in the Company’s consolidated balance sheets will change as set forth in the table below. The amounts below are subject to audit or review by PricewaterhouseCoopers LLP.

	(Unaudited)
	September 30, 2005	December 31, 2004	December 31, 2003
Increase (decrease) in deferred revenues	$2,239,000	$408,000	$(4,821,000)

While the Company has worked diligently to complete the review of its revenue recognition accounting for the $7,509,000 received from Genentech and the restatement, the Company is unable timely to file its Form 10-K for the fiscal year ended December 31, 2005 without unreasonable effort or expense. The Company currently expects to complete its review and restatement and to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 on or before March 31, 2006.

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 15, 2005, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2004. However, in consideration of the restatement described above, management is reevaluating its conclusion on the effectiveness of internal control over financial reporting as of December 31, 2004. In addition, management has not yet completed its evaluation of internal control over financial reporting as of December 31, 2005.

As management completes its evaluation of internal control over financial reporting as of December 31, 2005 and its reevaluation of its conclusion on the effectiveness of internal control over financial reporting as of December 31, 2004, it is possible that one or more control deficiencies may individually, or in the aggregate, constitute one or more material weaknesses as of December 31, 2004 and/or December 31, 2005. The existence of one or more material weaknesses would preclude a conclusion by management that the Company’s internal control over financial reporting was effective as of the respective date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Michael Gray, Vice President of Finance and Chief Financial Officer, 617-503-6500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒     Yes                 ☐     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒     Yes                 ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the effect of the restatement on the results of operations, which is not yet complete and is subject to audit by the Company’s independent registered public accountants, PricewaterhouseCoopers LLP, will be as set forth above under “Part III – Narrative.”

Curis, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2006	By:	/S/ MICHAEL P. GRAY
	Name: Title:	Michael P. Gray Vice President of Finance and Chief Financial Officer